UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☒ Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☐ Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended __________	Commission File Number __________

Greenbrook TMS Inc.

(Exact name of Registrant as specified in its charter)

Ontario, Canada	8093	98-1512724
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

890 Yonge Street, 7th Floor

Toronto, Ontario

Canada M4W 3P4

(416) 322-9700

(Address and telephone number of Registrant’s principal executive offices)

TMS NeuroHealth Centers Inc.

8401 Greensboro Drive, Suite 425

Tysons Corner, Virginia

22102

(416) 322-9700

(Name, address (including zip code) and telephone number

(including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Common Shares, no par value	GBNH	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this Form:

☐ Annual information form	☐ Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: N/A

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. N/A

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files). N/A

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

EXPLANATORY NOTE

Greenbrook TMS Inc. (the “Company” or the “Registrant”) is a Canadian issuer eligible to file its registration statement pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on Form 40-F pursuant to the multi-jurisdictional disclosure system of the Exchange Act. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act. Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3.

FORWARD LOOKING STATEMENTS

This Registration Statement contains “forward-looking information” within the meaning of applicable securities laws in Canada and the United States. Forward-looking information may relate to our future financial outlook and anticipated events or results and may include information regarding the Registrant’s business, financial position, results of operations, business strategy, growth plans and strategies, technological development and implementation, budgets, operations, financial results, taxes, dividend policy, plans and objectives. Particularly, information regarding the Registrant’s expectations of future results, performance, achievements, prospects or opportunities or the markets in which the Registrant operates is forward-looking information. In some cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “budget”, “scheduled”, “estimates”, “outlook”, “forecasts”, “projection”, “prospects”, “strategy”, “intends”, “anticipates”, “does not anticipate”, “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might”, “will”, “will be taken”, “occur” or “be achieved”. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not facts but instead represent expectations, estimates and projections by management of the Registrant regarding future events or circumstances.

Forward-looking information in this Registration Statement and in the documents incorporated by reference into this Registration Statement includes, among other things, statements relating to:

•	the Registrant’s expectations regarding revenue, expenses and operations;

•	changes in laws and regulations affecting the Registrant and the regulatory environments in which the Registrant operates;

•	the Registrant’s expectations regarding the potential market opportunity for the delivery of Transcranial Magnetic Stimulation (“TMS”) therapy;

•	the Registrant’s expectations regarding growth rates and growth plans and strategies, including expectations regarding future growth of the TMS market;

•	potential expansion of additional therapeutic indications approved for TMS therapy by the U.S. Food and Drug Administration (“FDA”);

•	the Registrant’s business plans and strategies;

•	the Registrant’s expectations regarding the implementation of the Spravato® pilot program;

•	changes in reimbursement rates by insurance payors;

•	the Registrant’s expectations regarding the outcome of litigation and payment obligations in respect of prior settlements;

•	the Registrant’s ability to attract and retain medical practitioners and qualified technicians at the Registrant’s TMS Centers (as defined in the 2019 Annual Information Form (as defined below));

•	the Registrant’s competitive position in its industry and its expectations regarding competition;

•	anticipated trends and challenges in the Registrant’s business and the markets in which it operates;

•	access to capital and the terms relating thereto;

•	technological changes in the Registrant’s industry;

•	the Registrant’s expectations regarding geographic expansions;

•	the Registrant’s expectations regarding new TMS Center openings and the timing thereof;

•	successful execution of internal plans;

•	anticipated costs of capital investments;

•	the Registrant’s intentions with respect to the implementation of new accounting standards; and

•	the impact of COVID-19 on the Registrant’s business.

This forward-looking information and other forward-looking information are based on the Registrant’s opinions, estimates and assumptions in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors that the Registrant currently believes are appropriate and reasonable in the circumstances. Despite a careful process to prepare and review the forward-looking information, there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct.

The forward-looking information in this Registration Statement and in the documents incorporated by reference into this Registration Statement is necessarily based on a number of opinions, estimates and assumptions that the Registrant considered appropriate and reasonable as of the date such statements were made. It is also subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including the following risk factors and those described in greater detail under the heading “Risk Factors” in the Registrant’s Annual Information Form for the year ended December 31, 2019, which is incorporated by reference to Exhibit 99.20 of this Registration Statement (the “2019 Annual Information Form”), and under the heading “Risks and Uncertainties” in the Registrant’s management’s discussion and analysis for the three- and nine-month periods ended September 30, 2020 and September 30, 2019, which is incorporated by reference to Exhibit 99.4 of this Registration Statement (the “Q3 2020 MD&A”):

•	successful execution of the Registrant’s growth strategies;

•	inability to attract key managerial and other non-medical personnel;

•	risks related to changes in reimbursement rates by commercial insurance plans, Medicare and other non-Medicare government insurance plans;

•	reduction in reimbursement rates by higher-paying commercial insurance providers;

•	dependency on referrals from physicians and failure to attract new patients;

•	failure to recruit and retain sufficient qualified psychiatrists;

•	ability to obtain TMS Devices (as defined in the 2019 Annual Information Form) from the Registrant’s suppliers on a timely basis at competitive costs could suffer as a result of deterioration or changes in supplier relationships or events that adversely affect the Registrant’s suppliers or cause disruption to their businesses;

•	failure to reduce operating expenses and labor costs in a timely manner;

•	inability to achieve or sustain profitability in the future or an inability to secure additional financing to fund losses;

•	risks related to the use of partnerships and other management services frameworks;

•	risks associated with leasing space and equipment for the TMS Centers;

•	inability to successfully open and operate new TMS Centers profitably or at all;

•	risks associated with geographic expansion in regions which may have lower awareness of the Registrant’s brand or TMS therapy in general;

•	claims made by or against the Registrant, which may result in litigation;

•	risks associated with professional malpractice liability claims;

•	reduction in demand for the Registrant’s services as a result of new drug development and/or technological changes within the Registrant’s industry;

•	impact of uncertainty related to potential changes to U.S. healthcare laws;

•	risks associated with anti-kickback, fraud and abuse laws;

•	risks associated with compliance with laws relating to the practice of medicine;

•	the constantly evolving nature of the regulatory framework in which the Registrant operates;

•	costs associated with compliance with U.S. federal and state regulations and risks associated with failure to comply;

•	assessments for additional taxes, which could affect the Registrant’s operating results;

•	inability to manage the Registrant’s operations at its current size;

•	the Registrant’s competitive industry and the size and resources of some of its competitors;

•	the labor-intensive nature of the Registrant’s business being adversely affected if the Registrant is unable to maintain satisfactory relations with its employees or the occurrence of union attempts to organize its employees;

•	insurance-related risks;

•	complications associated with the Registrant’s billing and collections systems;

•	material disruptions in or security breaches affecting the Registrant’s information technology systems;

•	disruptions to the operations at the Registrant’s head office locations;

•	upgrade or replacement of core information technology systems;

•	changes in accounting standards and subjective assumptions, estimates and judgments by management related to complex accounting matters;

•	inability to maintain effective controls over financial reporting;

•	risks associated with dilution of equity ownership;

•	volatility in the market price for the Registrant’s common shares;

•	prolonged decline in the price of the Registrant’s common shares reducing the Registrant’s ability to raise capital;

•	significant influence of Greybrook Health Inc.;

•	increases to indebtedness levels causing a reduction in financial flexibility;

•	future sales of the Registrant’s securities by existing shareholders causing the market price for the Registrant’s common shares to decline;

•	impact of future offerings of debt securities on dividend and liquidation distributions;

•	no cash dividends for the foreseeable future;

•	an active, liquid and orderly trading market for the Registrant’s common shares failing to develop;

•	different shareholder protections in Canada as compared to the United States and elsewhere;

•	treatment of the Registrant as a U.S. domestic corporation for U.S. federal income tax purposes;

•	any issuance of preferred shares may hinder another person’s ability to acquire the Registrant;

•	the Registrant’s trading price and volume could decline if analysts do not publish research or publish inaccurate or unfavorable research about the Registrant or its business;

•	increases to costs as a result of operating as a U.S. public company; and

•	the Registrant’s potential to incur significant additional costs if it loses “foreign private issuer” status in the future.

If any of these risks or uncertainties materialize, or if the opinions, estimates or assumptions underlying the forward-looking information prove incorrect, actual results or future events might vary materially from those anticipated in the forward-looking information.

Various assumptions or factors are typically applied in drawing conclusions or making the forecasts or projections set out in forward-looking information. Those assumptions and factors are based on information currently available to the Registrant, including information obtained from third-party industry analysts and other third-party sources. In some instances, material assumptions and factors are presented or discussed elsewhere in this Registration Statement or in the documents incorporated by reference in this Registration Statement in connection with the statements or disclosure containing the forward-looking information. Readers are cautioned that the following list of material factors and assumptions is not exhaustive. The factors and assumptions include, but are not limited to:

•	no unforeseen changes in the legislative and operating framework for the Registrant’s business;

•	no unforeseen changes in the prices for the Registrant’s services in markets where prices are regulated;

•	no unforeseen changes in the reimbursement rates of commercial, Medicare and other non-Medicare government insurance plans;

•	no unforeseen changes in the regulatory environment for the Registrant’s services;

•	a stable competitive environment; and

•	no significant event occurring outside the ordinary course of business.

During Q4 2020 the Registrant's management and independent auditors identified a material weakness in the Registrant's internal control over financial reporting. A material weakness is a significant deficiency, or a combination of significant deficiencies, in internal controls over financial reporting such that it is reasonably possible that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness that management and independent auditors of the Registrant believe they may have identified relates to a lack of documentation of the Registrant’s business process controls and evidence of review and approval of journal entries. As a result, the Registrant intends to implement a remediation plan that involves a third-party software solution to formalize the documentation and evidence of the Registrant’s review and approval of all entries in its financial reporting system. The plan will include the involvement of management and sufficient training of all personnel. The Registrant will take all measures necessary to address and cure the underlying causes of this potential issue, regardless of whether it constitutes a material weakness in internal controls over financial reporting. Once implemented, the Registrant’s remediation plan may take significant time and expense to be fully implemented and may require significant management attention, and the Registrant’s efforts may not prove to be successful in remediating the potential material weakness and the Registrant does not guarantee that it will not suffer additional material weaknesses and/or significant deficiencies in the future.

Although the Registrant has attempted to identify important risk factors that could cause actual results or future events to differ materially from those contained in forward-looking information, there may be other risk factors not presently known to the Registrant or that the Registrant presently believes are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information. There can be no assurance that such information will prove to be accurate. Accordingly, readers should not place undue reliance on forward-looking information, which speaks only to opinions, estimates and assumptions as of the date made. The forward-looking information contained in this Registration Statement or in the documents incorporated by reference in this Registration Statement represents the Registrant’s expectations as of the respective dates of such document (or as of the date they are otherwise stated to be made) and are subject to change after such date. The Registrant disclaims any intention or obligation or undertaking to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required under applicable laws in Canada and the United States.

All of the forward-looking information contained in this Registration Statement and in the documents incorporated by reference into this Registration Statement is expressly qualified by the foregoing cautionary statements.

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Registrant is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare reports it files with the SEC in accordance with Canadian disclosure requirements, which are different from those of the United States. The Registrant currently prepares its financial statements, which are filed as Exhibits to this Registration Statement on Form 40-F in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and as a result, they may differ from financial statements filed by United States companies.

PRINCIPAL DOCUMENTS

In accordance with General Instruction B.(1) of Form 40-F, the Registrant hereby incorporates by reference Exhibits 99.1 through 99.60, inclusive, as set forth in the Exhibit Index attached hereto.

In accordance with General Instruction D.(9) of Form 40-F, the Registrant has filed the written consent of certain experts named in the foregoing Exhibits as Exhibit 99.60, as set forth in the Exhibit Index attached hereto.

TAX MATTERS

Purchasing, holding, or disposing of securities of the Registrant may have tax consequences under the laws of the United States and Canada that are not described in this Registration Statement on Form 40-F.

DESCRIPTION OF COMMON SHARES

The required disclosure is included under the heading “Description of Share Capital – Common Shares” in the 2019 Annual Information Form, attached hereto as Exhibit 99.20.

NASDAQ CORPORATE GOVERNANCE

A foreign private issuer that follows home country practices in lieu of certain provisions of the Nasdaq Stock Market Rules must disclose the ways in which its corporate governance practices differ from those followed by domestic companies. As required by Nasdaq Rule 5615(a)(3), the Registrant will disclose on its website, as of the listing date, each requirement of the Nasdaq Stock Market Rules that it does not follow and describe the home country practice followed in lieu of such requirements.

We intend to follow the listing rules of the Toronto Stock Exchange in respect of private placements instead of Nasdaq requirements to obtain shareholder approval for certain dilutive events (such as issuances that will result in a change of control, certain transactions other than a public offering involving issuances of a 20% or greater interest in us and certain acquisitions of the shares or assets of another company).

UNDERTAKING

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

The Registrant has concurrently filed a Form F-X in connection with the class of securities to which this Registration Statement relates.

Any change to the name or address of the Registrant’s agent for service shall be communicated promptly to the Commission by amendment to the Form F-X referencing the file number of the Registrant.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

GREENBROOK TMS INC.

By:	/s/ Bill Leonard
Name: Bill Leonard
Title: Chief Executive Officer

Date: March 10, 2021

EXHIBIT INDEX

The following documents are being filed with the Commission as Exhibits to this Registration Statement:

Exhibit No.	Description
99.1	Articles of Amendment, effective February 1, 2021
99.2	Articles of Amendment, effective January 12, 2021
99.3	By-Law No. 1A
99.4	Management's discussion and analysis for the three- and nine-month periods ended September 30, 2020 and 2019
99.5	Condensed interim consolidated financial statements (unaudited) for the three- and nine-month periods ended September 30, 2020 and 2019
99.6	Certification of CEO in respect of interim filings for the three- and nine-month periods ended September 30, 2020 and 2019
99.7	Certification of CFO in respect of interim filings for the three- and nine-month periods ended September 30, 2020 and 2019
99.8	Management's discussion and analysis for the three- and six-month periods ended June 30, 2020 and 2019
99.9	Condensed interim consolidated financial statements (unaudited) for the three- and six-month periods ended June 30, 2020 and 2019
99.10	Certification of CEO in respect of interim filings for the three- and six-month periods ended June 30, 2020 and 2019
99.11	Certification of CFO in respect of interim filings for the three- and six-month periods ended June 30, 2020 and 2019
99.12	Management's discussion and analysis for the three-month periods ended March 30, 2020 and 2019
99.13	Condensed interim consolidated financial statements (unaudited) for the three-month periods ended March 30, 2020 and 2019
99.14	Certification of CEO in respect of interim filings for the three-month periods ended March 30, 2020 and 2019
99.15	Certification of CFO in respect of interim filings for the three-month periods ended March 30, 2020 and 2019
99.16	Management's discussion and analysis for the fiscal years ended December 31, 2019 and 2018
99.17	Consolidated financial statements for the fiscal years ended December 31, 2019 and 2018
99.18	Certification of CEO in respect of annual filings for the fiscal years ended December 31, 2019 and 2018
99.19	Certification of CFO in respect of annual filings for the fiscal years ended December 31, 2019 and 2018
99.20	Annual Information Form for the year ended December 31, 2019
99.21	Notice of Special Meeting dated November 6, 2020
99.22	Management Information Circular, dated December 4, 2020
99.23	Report of voting results in respect of Special Meeting of Shareholders held on January 12, 2021
99.24	Notice of Annual General Meeting, dated May 4, 2020
99.25	Management Information Circular, dated May 19, 2020
99.26	Report of voting results in respect of Annual Meeting of Shareholders held on June 29, 2020
99.27	Agency Agreement dated as of May 15, 2020, by and among Greenbrook TMS Inc. and the agents party thereto
99.28	Credit and Security Agreement, by and among Oxford Finance LLC, as Agent, the lenders party thereto, Greenbrook TMS Inc., as parent, TMS NeuroHealth Centers Inc., as borrower, and the other credit parties thereto, dated as of December 31, 2020
99.29	Material change report, dated February 2, 2021
99.30	Material change report, dated January 11, 2021
99.31	Material change report, dated May 21, 2020
99.32	News release, dated February 23, 2021
99.33	News release, dated February 1, 2021
99.34	News release, dated January 27, 2021
99.35	News release, dated January 15, 2021
99.36	News release, dated January 12, 2021

99.37	News release, dated December 31, 2020
99.38	News release, dated December 7, 2020
99.39	News release, dated December 4, 2020
99.40	News release, dated November 18, 2020
99.41	News release, dated November 10, 2020
99.42	News release, dated November 5, 2020
99.43	News release, dated October 20, 2020
99.44	News release, dated September 17, 2020
99.45	News release, dated September 15, 2020
99.46	News release, dated August 4, 2020
99.47	News release, dated July 21, 2020
99.48	News release, dated June 29, 2020
99.49	News release, dated June 17, 2020
99.50	News release, dated May 21, 2020
99.51	News release, dated May 12, 2020
99.52	News release, dated May 5, 2020
99.53	News release, dated May 6, 2020
99.54	News release, dated April 30, 2020
99.55	News release, dated April 23, 2020
99.56	News release, dated March 25, 2020
99.57	News release, dated March 10, 2020
99.58	News release, dated February 4, 2020
99.59	News release, dated January 14, 2020
99.60	Consent of KPMG LLP